

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Damian Dalla-Longa
Director
Better Choice Company Inc.
164 Douglas Road E
Oldsmar, FL 34677

> **Re: Better Choice Company Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2020**
> **File No. 333-234349**

Dear Mr. Dalla-Longa :

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed May 13, 2020

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 31

1. We note your response to comment two in our letter dated November 19, 2019. It does not appear that Exhibit 3.4 is the exhibit covering your by-laws and Exhibit 3.5, which covers your 2016 bylaws, does not appear to contain an exclusive forum provision. Please advise. Also, with respect to the provision from your bylaws cited in your letter of correspondence, please disclose whether this provision applies to actions arising under the

Securities Act or Exchange Act. We may have additional comment based on your response.

General

2.   We note your reliance on the exemptive order dated March 4, 2020. In order to meet the financial statement requirements of Form S-1, you will need to file your financial statements for the quarter ended March 31, 2020 before we will accelerate the effective date of your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Erika L. Weinberg